Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent (i) to the reference to our firm under the caption "Experts" in the Shelf Registration Statement (Form S-3) and related Prospectus of Valley National Bancorp for the registration of (1) Valley National Bancorp’s Preferred Stock, no par value, (2) warrants to purchase Valley National Bancorp’s Common Stock and Preferred Stock, (3) Valley National Bancorp’s Common Stock, no par value, and (4) Units, composed of any two or more of the securities described above, and  (ii) to the incorporation by reference therein of our reports dated February 26, 2008, with respect to the consolidated financial statements of Valley National Bancorp and the effectiveness of internal control over financial reporting of Valley National Bancorp, included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
February 26, 2009